

August 30, 2012

Via E-Mail
Mr. John P. Dielwart
ARC Resources Ltd.
Chief Executive Officer
1200, 308 4th Avenue S.W.
Calgary, Alberta, Canada T2P 0H7

>   **Re: ARC Resources Ltd.**
>   **Form 40-F for the Fiscal Year ended December 31, 2011**
>   **Filed March 27, 2012**
>   **File No. 0-30514**

Dear Mr. Dielwart:

We have reviewed your filings and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 40-F for the Fiscal Year ended December 31, 2011

Index to Exhibits

1.   We note that you indicate Exhibits 99.2 and 99.3, which relate to the Consolidated Financial Statements and Management's Discussion and Analysis, are incorporated by reference to the Form 6-K that you submitted on February 9, 2012. However, these documents do not appear in the referenced report but instead appear in the Form 6-K that you submitted on February 10, 2012. Since documents submitted on Form 6-K are considered to be furnished rather than filed, as explained in General Instruction B to Form 6-K and Rule 13a-16(c) of Regulation 13A, any such documents incorporated by reference must also be attached as exhibits to the Form 40-F to comply with General Instruction B(5) to Form 40-F. Therefore, please amend your Form 40-F to correct the reference and to attach your Consolidated Financial Statements and Management's Discussion and Analysis as exhibits. You may also refer to the requirements of Rule 303(b) of Regulation S-T if you require further clarification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief